Exhibit 99.1

April 8, 2011

Valcent Products Inc. Announces Debt Settlement and is Now Quoted Exclusively on The OTCQB

VANCOUVER, BRITISH COLUMBIA, April 4, 2011 - Valcent Products Inc. (OTCQB: VCTZF) (the “Company”) announced today that it has settled US $2,345,498 of debt through the issuance of 15,636,656 units at US $0.15 per unit. Each unit consists of one common share and one half warrant. One whole warrant is exercisable for period of two years into one common share at US $0.25.

In addition, lock-up arrangements have been reached with the all debt holders as part of the settlement. The lock-up agreement covers 90% of the issued units whereby 30% will be released in six months, another 30% will be released in nine months and the balance will be released in 12 months from the issued date.

Stephen Fane, the Company’s Chief Executive Officer said, “This reduction in debt will assist the Company in raising future funds as we commence commercialization of our VertiCrop™ vertical farming technology”.

The Company also announces that its shares are now quoted exclusively on the OTCQB tier of OTC Markets Group's quotation platform and are not on the OTCBB quotation system. This change was not caused by any action or inaction by the Company, which continues to be in full compliance with all of its reporting requirements. Current quotations of the Company’s stock can be found at: http://www.otcmarkets.com/stock/VCTZF/quote.

About Valcent Products Inc:

Named one of the 50th Best Innovations by Time Magazine and featured on CNN International. Valcent Products Inc. (OTCQB: VCTZF) specializes in vertical, eco-friendly urban growing solutions. For more information, visit: www.valcent.net.

Contacts:

Media Relations

Joe Flatley                                      Ray Torresan
(604) 535-5474                                604-644-0980
 jflatley2000@yahoo.ca               ray@torresan.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statements.